Exhibit 99.1

GDS Reports

First Quarter 2017 Results

GDS Holdings Limited Reports First Quarter 2017 Results

Shanghai, China, May 9, 2017 — GDS Holdings Limited (“GDS Holdings” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

•                  Net revenue increased by 65.8% year-over-year (“Y-o-Y”) to RMB350.0 million (US$50.9 million) in the first quarter of 2017 (1Q2016: RMB211.1 million).

•                  Service revenue increased by 69.8% Y-o-Y to RMB343.7 million (US$49.9 million) in the first quarter of 2017 (1Q2016: RMB202.4 million).

•                  Net loss was RMB44.3 million (US$6.4 million) in the first quarter of 2017, compared with a net loss of RMB38.8 million in the first quarter of 2016.

•                  Adjusted EBITDA (non-GAAP) increased by 132.3% Y-o-Y to RMB123.9 million (US$18.0 million) in the first quarter of 2017 (1Q2016: RMB53.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 35.4% in the first quarter of 2017 (1Q2016: 25.3%).

Operating Highlights

•                      Total area committed increased by 84.8% Y-o-Y to 68,313 sqm as of March 31, 2017 (March 31, 2016: 36,959 sqm).

•                      Area utilized (or revenue generating space) increased by 58.2% Y-o-Y to 37,898 sqm as of March 31, 2017 (March 31, 2016: 23,957 sqm).

•                      Area in service increased by 61.3% Y-o-Y to 61,092 sqm as of March 31, 2017 (March 31, 2016: 37,869 sqm).

•                      Commitment rate for area in service was 90.0% as of March 31, 2017 (March 31, 2016: 88.8%) and utilization rate was 62.0% as of March 31, 2017 (March 31, 2016: 63.3%).

•                      Area under construction was 35,055 sqm as of March 31, 2017 (March 31, 2016: 35,525 sqm).

•                      Pre-commitment rate for area under construction was 37.9% as of March 31, 2017 (March 31, 2016: 9.4%).

“We continued to achieve robust growth in the first quarter 2017,” said Mr. William Huang, Chairman and Chief Executive Officer. “China’s Cloud adoption is taking off and driving demand for our high-performance data center solutions. As a result, we added over 7,000 sqm (net) to our total area committed in the first quarter of 2017. We have fully reallocated the space vacated by the churn customer mentioned in our previous announcement. We are completing the Shenzhen 5 (“SZ5”) data center acquisition which adds 10,000 sqm of capacity under construction with 50% pre-committed. Recently, we secured a new data center project in Beijing (“BJ3”) which will add over 4,000 sqm of capacity and strengthen our position in that market. We have taken steps to deepen our relationships with major customers, such as Alibaba and Tencent, by not only winning more of their business but also by partnering with them for future business growth. Together with our most valued customers, we look forward to maintaining our strong growth momentum and market leadership, and paving the path for future Cloud development in China.”

“We are pleased to report solid financial results for the first quarter 2017,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “Despite the churn event we mentioned, we have made up for the revenue loss and achieved the same level of service revenue, excluding the termination fee which we booked in the first quarter of 2017. Moreover, we have secured more financing facilities to further develop our projects to meet the increasing demand from our customers. In 2017, we will continue our rapid growth trajectory by delivering our huge contract backlog and continuing to expand our capacity.”

First Quarter 2017 Financial Results

Net revenue in the first quarter of 2017 was RMB350.0 million (US$50.9 million), a 65.8% increase over the first quarter of 2016 and a 12.3% increase over the fourth quarter of 2016. Service revenue in the first quarter of 2017 was RMB343.7 million (US$49.9 million), a 69.8% increase over the first quarter of 2016 and a 14.7% increase over the fourth quarter of 2016. The increase in service revenue over the previous quarter was mainly due to the termination fee of RMB44.1 million booked from the announced churn event. Excluding the termination fee, service revenue was RMB299.6 million (US$43.5 million), which was at the same level as the fourth quarter of 2016. Revenue from IT equipment sales was RMB6.4 million (US$0.9 million), compared with RMB8.7 million in the first quarter of 2016 and RMB11.9 million in the fourth quarter of 2016.

Cost of revenue in the first quarter of 2017 was RMB243.8 million (US$35.4 million), a 55.4% increase over the first quarter of 2016 and a 3.4% increase over the fourth quarter of 2016. The increase over the previous quarter was mainly due to an increase of 11.4% in depreciation and amortization costs to RMB71.3 million (US$10.4 million) related to data centers coming into service during the fourth quarter of 2016 which was booked for a full quarter in the first quarter of 2017, and an increase of 2.4% in utility cost to RMB71.2 million (US$10.3 million) due to higher power usage by customers, partially offset by a decrease in the costs of personnel as well as equipment cost. Equipment cost was RMB5.1 million (US$0.7 million), compared with RMB7.9 million in the first quarter of 2016 and RMB10.8 million in the fourth quarter of 2016.

Gross profit was RMB106.2 million (US$15.4 million) in the first quarter of 2017, a 95.9% increase over the first quarter of 2016 and a 39.9% increase over the fourth quarter of 2016. Gross profit margin was 30.3% in the first quarter of 2017, compared with 25.7% in the first quarter of 2016 and 24.4% in the fourth quarter of 2016. The increase over the previous quarter in gross profit margin was primarily due to the termination fee received for the churn event.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted NOI was RMB179.4 million (US$26.1 million) in the first quarter of 2017, an 88.6% increase over the first quarter of 2016 of RMB95.1 million and a 27.2% increase over the fourth quarter of 2016 of RMB141.0 million. The sharp increase over the previous quarter was mainly due to the termination fee received for the churn event.

Adjusted NOI margin (non-GAAP) was 51.2% in the first quarter of 2017, compared with 45.1% in the first quarter of 2016 and 45.2% in the fourth quarter of 2016.

Selling and marketing expenses, excluding share-based compensation expenses of RMB4.4 million (US$0.6 million), were RMB16.9 million (US$2.5 million) in the first quarter of 2017, a 23.0% increase over the first quarter of 2016 of RMB13.7 million (with share-based compensation of RMB nil) and an 8.5% decrease from the fourth quarter of 2016 of RMB18.5 million (excluding share-based compensation of RMB1.4 million). The decrease over the previous quarter was primarily due to fewer marketing and promotion activities in the first quarter of 2017.

General and administrative expenses, excluding share-based compensation expenses of RMB7.3 million (US$1.1 million), were RMB41.5 million (US$6.0 million) in the first quarter of 2017, a 45.5% increase over the first quarter of 2016 of RMB28.5 million (with share-based compensation of RMB nil) and a 13.7% decrease from the fourth quarter of 2016 of RMB48.0 million (excluding share-based compensation of RMB4.6 million). The decrease over the previous quarter was primarily due to a decrease in professional fees as the Company completed its public listing in the fourth quarter of 2016.

Research and development costs were RMB1.5 million (US$0.2 million) in the first quarter of 2017, compared with RMB2.0 million in the first quarter 2016 and RMB2.2 million in the fourth quarter of 2016.

Net interest expenses for the first quarter of 2017 were RMB78.6 million (US$11.4 million), a 48.4% increase over the first quarter of 2016 of RMB53.0 million and a 5.8% decrease over the fourth quarter of 2016 of RMB83.5 million. The decrease over the previous quarter was mainly due to the repayment early in the quarter of a mezzanine loan of RMB199.6 million with higher interest rate.

Foreign currency exchange loss for the first quarter of 2017 was RMB2.6 million (US$0.4 million), compared with a loss of RMB1.4 million in the first quarter of 2016 and a gain of RMB11.6 million in the fourth quarter of 2016.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB123.9 million (US$18.0 million) in the first quarter of 2017, a 132.3% increase over the first quarter of 2016 of RMB53.4 million and a 34.7% increase over the fourth quarter of 2016 of RMB92.0 million. The sharp increase over the previous quarter was mainly due to the termination fee received for the churn event.

Adjusted EBITDA margin (non-GAAP) was 35.4% in the first quarter of 2017, compared with 25.3% in the first quarter of 2016 and 29.5% in the fourth quarter of 2016.

Net loss in the first quarter of 2017 was RMB44.3 million (US$6.4 million), compared with a net loss of RMB38.8 million in the first quarter of 2016 and a net loss of RMB69.6 million in the fourth quarter of 2016.

Basic and diluted loss per ordinary share in the first quarter of 2017 was RMB0.06 (US$0.01), compared with RMB0.33 in the first quarter of 2016 and RMB0.19 in the fourth quarter of 2016.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2017 was RMB0.47 (US$0.07), compared with RMB2.60 in the first quarter of 2016 and RMB1.54 in the fourth quarter of 2016. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the first quarter of 2017 was 68,313 sqm, compared with 36,959 sqm at the end of the first quarter of 2016 and 61,043 sqm at the end of the fourth quarter of 2016, an increase of 84.8% Y-o-Y and 11.9% quarter-over-quarter (“Q-o-Q”). The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as new commitments from Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the first quarter of 2017 was 61,092 sqm, compared with 37,869 sqm at the end of the first quarter of 2016 and 60,982 sqm at the end of the fourth quarter of 2016, an increase of 61.3% Y-o-Y and 0.2% Q-o-Q.

Area under construction at the end of the first quarter of 2017 was 35,055 sqm, compared with 35,525 sqm at the end of the first quarter of 2016 and 25,055 sqm at the end of the fourth quarter of 2016, a decrease of 1.3% Y-o-Y and an increase of 39.9% Q-o-Q. The increase over the fourth quarter of 2016 was due to the inclusion of the acquired SZ5 data center which is under construction.

Commitment rate of area in service was 90.0% at the end of the first quarter of 2017, compared with 88.8% at the end of the first quarter of 2016 and 89.0% at the end of fourth quarter 2016. Pre-commitment rate of area under construction was 37.9% at the end of the first quarter of 2017, compared with 9.4% at the end of the first quarter of 2016 and 27.1% at the end of the fourth quarter 2016.

Area utilized at the end of the first quarter of 2017 was 37,898 sqm, compared with 23,957 sqm at the end of the first quarter of 2016 and 37,082 sqm at the end of the fourth quarter of 2016, an increase of 58.2% Y-o-Y and 2.2% Q-o-Q.

Utilization rate of area in service was 62.0% at the end of the first quarter of 2017, compared with 63.3% at the end of the first quarter of 2016 and 60.8% at the end of the fourth quarter 2016.

Balance Sheet

As of March 31, 2017, cash was RMB1,527.3 million (US$221.9 million). Total short-term debt was RMB551.7 million (US$80.2 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB438.2 million (US$63.7 million) and the current portion of capital lease and other financing obligations of RMB113.5 million (US$16.5 million). Total long-term debt was RMB3,918.5 million (US$569.3 million), comprised of long-term borrowings (excluding current portion) of RMB1,856.1 million (US$269.7 million), convertible bonds of RMB1,034.9 million (US$150.3 million) and the non-current portion of capital lease and other financing obligations of RMB1,027.5 million (US$149.3 million). During the first quarter of 2017, the Company obtained new debt facilities of RMB532.8 million (US$77.4 million).

Recent Development — New Project in Beijing

Recently, the Company added a new data center project in Beijing (“BJ3”), located adjacent to the existing Beijing 1 (“BJ1”) data center. It is an existing industrial building which is suitable for conversion into a data center. Based on current design, BJ3 has capacity for a net floor area of 4,260 sqm. Construction will commence during the current quarter, and BJ3 is expected to come into service during the first half of 2018. This new resource addition in Beijing helps strengthen the Company’s competitive position in the Beijing market where demand is high and supply is limited.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, May 9, 2017 (8:00 p.m. Beijing Time on May 9, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	13289941

A telephone replay will be available approximately two hours after the call until May 16, 2017 by dialing:

United States:	1-646-254-3697
International: Hong Kong: China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	13289941

A live and archived webcast of the conference call will be available on the Company’s investor relations website at

http://investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjust NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8832 to US$1.00, the noon buying rate in effect on March 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and Cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest Cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed Cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of top tier Cloud service providers and Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of Cloud computing and Cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119 6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2016	As of March 31, 2017
	RMB	RMB	US$

Assets
Current assets
Cash	1,811,319	1,527,318	221,891
Accounts receivable, net of allowance for doubtful accounts	198,851	261,015	37,921
Value-added-tax (“VAT”) recoverable	72,958	75,964	11,036
Prepaid expenses and other current assets	127,185	140,159	20,363
Total current assets	2,210,313	2,004,456	291,211

Property and equipment, net	4,322,891	4,595,418	667,628
Goodwill and intangible assets, net	1,433,656	1,429,421	207,668
Other non-current assets	237,006	270,940	39,362
Total assets	8,203,866	8,300,235	1,205,869

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	628,478	438,210	63,664
Accounts payable	513,543	462,556	67,199
Accrued expenses and other payables	248,607	272,442	39,581
Capital lease and other financing obligations, current	88,593	113,522	16,493
Total current liabilities	1,479,221	1,286,730	186,937

Long-term borrowings, excluding current portion	1,509,676	1,856,128	269,661
Convertible bonds payable	1,040,550	1,034,895	150,351
Capital lease and other financing obligations, non-current	1,022,959	1,027,498	149,276
Other long-term liabilities	164,986	145,583	21,151
Total liabilities	5,217,392	5,350,834	777,376

Shareholders’ equity
Ordinary shares	260	260	38
Additional paid-in capital	4,036,959	4,050,465	588,457
Accumulated other comprehensive loss	(192,080)	(198,354)	(28,817)
Accumulated deficit	(858,665)	(902,970)	(131,185)
Total shareholders’ equity	2,986,474	2,949,401	428,493
Commitments and contingencies

Total liabilities and shareholders’ equity	8,203,866	8,300,235	1,205,869

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$

Net revenue
Service revenue	202,384	299,731	343,665	49,928
Equipment sales	8,715	11,938	6,378	927
Total net revenue	211,099	311,669	350,043	50,855
Cost of revenue	(156,896)	(235,738)	(243,845)	(35,426)
Gross profit	54,203	75,931	106,198	15,429

Operating expenses
Selling and marketing expenses	(13,734)	(19,906)	(21,256)	(3,088)
General and administrative expenses	(28,489)	(52,595)	(48,768)	(7,085)
Research and development expenses	(1,987)	(2,179)	(1,458)	(212)
Income from operations	9,993	1,251	34,716	5,044
Other income (expenses):
Net interest expenses	(52,963)	(83,468)	(78,608)	(11,420)
Foreign currency exchange gain (loss), net	(1,391)	11,564	(2,606)	(379)
Others, net	662	789	826	120
Loss before income taxes	(43,699)	(69,864)	(45,672)	(6,635)
Income tax benefits	4,921	225	1,367	199
Net loss	(38,778)	(69,639)	(44,305)	(6,436)
Change in redemption value of redeemable preferred shares	(30,275)	292,980	0	0
(Cumulative) Dividend on preferred shares	(1,862)	(327,072)	0	0
Net loss attributable to ordinary shareholders	(70,915)	(103,731)	(44,305)	(6,436)

Loss per ordinary share
Basic and diluted	(0.33)	(0.19)	(0.06)	(0.01)

Weighted average number of ordinary share outstanding
Basic and diluted	217,987,922	540,305,476	760,009,043	760,009,043
Net loss	(38,778)	(69,639)	(44,305)	(6,436)
Foreign currency translation adjustments, net of nil tax	16,393	(65,397)	(6,274)	(912)
Comprehensive loss	(22,385)	(135,036)	(50,579)	(7,348)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
Net loss	(38,778)	(69,639)	(44,305)	(6,436)
Depreciation and amortization	43,951	71,269	77,324	11,234
Amortization of debt issuance cost and debt discount	422	5,495	4,530	658
Share-based compensation expense	0	6,978	13,506	1,962
Others	(8,772)	(1,411)	(4,131)	(600)
Changes in operating assets and liabilities	(24,765)	(40,350)	(85,378)	(12,404)
Net cash used in operating activities	(27,942)	(27,658)	(38,454)	(5,586)

Purchase of property and equipment	(173,308)	(283,272)	(379,970)	(55,203)
Payment related to acquisitions	(40,000)	0	0	0
Net cash used in investing activities	(213,308)	(283,272)	(379,970)	(55,203)

Net proceeds from financing activities	258,265	1,281,292	146,352	21,262
Net cash provided by financing activities	258,265	1,281,292	146,352	21,262
Effect of exchange rate changes on cash	(2,030)	42,225	(11,929)	(1,733)

Net increase (decrease) of cash	14,985	1,012,587	(284,001)	(41,260)
Cash at the beginning of period	924,498	798,732	1,811,319	263,151
Cash at end of period	939,483	1,811,319	1,527,318	221,891

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
Gross profit	54,203	75,931	106,198	15,429
Depreciation and amortization	40,776	64,002	71,288	10,357
Accretion expenses for asset retirement costs	135	153	153	22
Share-based compensation expenses	0	945	1,730	251
Adjusted NOI	95,114	141,031	179,369	26,059
Adjusted NOI margin	45.1%	45.2%	51.2%	51.2%

	Three months ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
Net loss	(38,778)	(69,639)	(44,305)	(6,436)
Net interest expenses	52,963	83,468	78,608	11,420
Income tax benefits	(4,921)	(225)	(1,367)	(199)
Depreciation and amortization	43,951	71,269	77,324	11,234
Accretion expenses for asset retirement costs	135	153	153	22
Share-based compensation expenses	0	6,978	13,506	1,962
Adjusted EBITDA	53,350	92,004	123,919	18,003
Adjusted EBITDA margin	25.3%	29.5%	35.4%	35.4%